Exhibit 99.1

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 9, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) on pages 32 to 36 for a list of defined non-GAAP financial measures, other financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the first quarter of 2022 (Q1 2022 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2021 dated March 3, 2022 (BCE 2021 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to May 4, 2022, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2021 dated March 3, 2022 (BCE 2021 AIF) and recent financial reports, including the BCE 2021 Annual MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q1) ended March 31, 2022 and 2021.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and, in particular, but without limitation, section 1.2, Key corporate and business developments, the section and sub-sections entitled Assumptions, section 3.2, Bell Wireline – Key business developments, and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to BCE’s 2022 annualized common share dividend, BCE’s anticipated capital expenditures, network deployment plans and the benefits expected to result therefrom, including our two-year increased capital expenditure acceleration program for the accelerated expansion of our broadband fibre, Fifth Generation (5G) and rural networks, the expectation that our available liquidity (as defined in section 4.7, Liquidity) will be sufficient to meet our anticipated cash requirements for the remainder of 2022, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at May 4, 2022 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic and of the conflict between Russia and Ukraine, which are difficult to predict, we believe that our assumptions were reasonable at May 4, 2022. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the adverse effects of the COVID-19 pandemic, including from the restrictive measures implemented or to be implemented as a result thereof, and the adverse effects of the conflict between Russia and Ukraine, including from the economic sanctions imposed or to be imposed as a result thereof, and supply chain disruptions resulting therefrom; adverse economic and financial market conditions, including from the COVID-19 pandemic and the conflict between Russia and Ukraine; a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of over-the-top (OTT) television (TV) and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning the conditions and prices at which access to our networks may be mandated and spectrum may be acquired in auctions; the inability to protect our physical and non-physical assets from events such as information security attacks, which risk may be exacerbated by the conflict between Russia and Ukraine, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; labour disruptions and shortages; the failure to maintain operational networks;

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  1

MD&A

the risk that we may need to incur significant unplanned capital expenditures to provide additional capacity and reduce network congestion; the complexity of our operations; the failure to implement or maintain highly effective processes and information technology (IT) systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs, and the inability to generate anticipated benefits from acquisitions and corporate restructurings; the failure to evolve practices to effectively monitor and control fraudulent activities; pension obligation volatility and increased contributions to post-employment benefit plans; unfavourable resolution of legal proceedings and, in particular, class actions; the failure to develop and implement strong corporate governance practices and compliance frameworks and to comply with legal and regulatory obligations; the failure to recognize and adequately respond to climate change and other environmental concerns and expectations; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; and internal factors, such as the failure to implement sufficient corporate and business initiatives, as well as various external factors which could challenge our ability to achieve our environmental, social and governance (ESG) targets including, without limitation, those related to greenhouse gas (GHG) emissions reduction and diversity, equity and inclusion.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2021 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2021 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. In addition, please see section 4.8, Litigation in this MD&A for an update to the legal proceedings described in the BCE 2021 AIF, which section 4.8 is incorporated by reference in this cautionary statement. Please also see section 6, Regulatory environment in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2021 Annual MD&A, which section 6 is incorporated by reference in this cautionary statement. Please also see section 7, Business risks in this MD&A for an update to the description of the risk factors relating to the COVID-19 pandemic described in the BCE 2021 Annual MD&A and for a description of the risk factors relating to the conflict between Russia and Ukraine, which section 7 is incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 4.8, Litigation, in section 6, Regulatory environment and in section 7, Business risks of this MD&A, the risks described in the BCE 2021 Annual MD&A remain substantially unchanged.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after May 4, 2022. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

2  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

1 MD&A Overview

1	Overview

1.1	Financial Highlights

BCE Q1 2022 SELECTED QUARTERLY INFORMATION

Operating revenues	Net earnings	Adjusted EBITDA (1)
$5,850	$934	$2,584

million	million	million
+2.5% vs. Q1 2021	+36.0% vs. Q1 2021	+6.4% vs. Q1 2021

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$877	$811	$1,716	$723

million	million	million	million
+36.6% vs. Q1 2021	+15.2% vs. Q1 2021	(13.9%) vs. Q1 2021	(23.1%) vs. Q1 2021

BCE CUSTOMER CONNECTIONS

Wireless	Retail high-speed	Retail TV (2)	Retail residential network
Total mobile phones	Internet (2)		access services (NAS) lines (2)
+3.5%	+6.0%	+0.5%	(7.1%)

9.5 million subscribers	4 million subscribers	2.7 million subscribers	2.3 million subscribers
at March 31, 2022	at March 31, 2022	at March 31, 2022	at March 31, 2022

(1)

Adjusted EBITDA is a total of segments measure, and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 9.3, Total of segments measures and section 9.1, Non-GAAP financial measures in this MD&A for more information on these measures.

(2)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail Internet protocol television (IPTV) and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  3

1 MD&A Overview

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Operating revenues

Service	5,177	4,968	209	4.2%

Product	673	738	(65)	(8.8%	)

Total operating revenues	5,850	5,706	144	2.5%

Operating costs	(3,266)	(3,277)	11	0.3%

Adjusted EBITDA	2,584	2,429	155	6.4%

Adjusted EBITDA margin (1)	44.2%	42.6%		1.6 p	ts

Net earnings attributable to:

Common shareholders	877	642	235	36.6%

Preferred shareholders	34	32	2	6.3%

Non-controlling interest	23	13	10	76.9%

Net earnings	934	687	247	36.0%

Adjusted net earnings	811	704	107	15.2%

Net earnings per common share (EPS)	0.96	0.71	0.25	35.2%

Adjusted EPS (2)	0.89	0.78	0.11	14.1%

(1)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

(2)	Adjusted EPS is a non-GAAP ratio. Refer to section 9.2, Non-GAAP ratios in this MD&A for more information on this measure.

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Cash flows from operating activities	1,716	1,992	(276)	(13.9%	)

Capital expenditures	(952)	(1,012)	60	5.9%

Free cash flow	723	940	(217)	(23.1%	)

Q1 2022 FINANCIAL HIGHLIGHTS

BCE operating revenues grew by 2.5%, in Q1 2022, compared to the same period last year, reflecting our ongoing recovery from the unfavourable effects of the COVID-19 pandemic, which have moderated. The increase in operating revenues was driven by higher year-over-year service revenues of 4.2%, mainly due to strong wireless and internet performance along with higher media subscriber revenues, including a one-time retroactive adjustment related to a contract with a Canadian TV distributor, and greater advertising revenues, moderated by continued erosion in voice, and satellite TV revenues. Product revenues declined by 8.8% year over year, primarily due to lower mobile phone postpaid upgrades and gross subscriber activations in Bell Wireless, as well as lower equipment sales in our large business market due to strong sales to the government sector in Q1 2021 and delayed customer spending attributable to global supply chain challenges driven by the COVID-19 pandemic.

Net earnings increased by $247 million in the first quarter of 2022, compared to the same period last year, mainly due to higher adjusted EBITDA, higher other income and lower severance, acquisition and other costs, partly offset by higher income taxes from higher earnings.

BCE’s adjusted EBITDA increased by 6.4% in Q1 2022, compared to Q1 2021, driven by growth across all three segments. The higher year-over-year adjusted EBITDA was due to increased revenues along with lower operating costs. This drove an adjusted EBITDA margin of 44.2% in Q1 2022, which represented a 1.6 pts increase over the same period last year, resulting from greater service revenue flow-through and a decreased proportion of low-margin product sales in our total revenue base.

BCE’s EPS of $0.96 in Q1 2022 increased by $0.25, compared to the same period last year.

In the first quarter of 2022, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, was $811 million, or $0.89 per common share, compared to $704 million, or $0.78 per common share, for the same period last year.

Cash flows from operating activities in the first quarter of 2022 decreased by $276 million, compared to the same period last year, mainly due to lower cash from working capital reflecting the timing of supplier payments, and higher interest paid, partly offset by higher adjusted EBITDA.

Free cash flow in Q1 2022 decreased by $217 million, compared to the same period last year, mainly due to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by lower capital expenditures.

4  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

1 MD&A Overview

1.2	Key corporate and business developments

This section contains forward-looking statements, including relating to BCE’s 2022 annualized common share dividend and our objectives and plans. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

COMMON SHARE DIVIDEND INCREASE

On February 2, 2022, BCE’s board of directors approved a 5.1%, or 18 cents per share, increase in the annualized common share dividend from $3.50 per share to $3.68 per share, effective with BCE’s 2022 first quarter dividend paid on April 18, 2022 to common shareholders of record on March 15, 2022. This is BCE’s 14th consecutive year of 5% or better dividend growth.

PUBLIC DEBT OFFERING AND REDEMPTION

On February 11, 2022, Bell Canada completed a public offering in the United States of US $750 million (Cdn $954 million) of notes in one series (the Notes). The US $750 million Series US-7 Notes will mature on August 15, 2052 and carry an annual interest rate of 3.65%. The Notes are fully and unconditionally guaranteed by BCE Inc. The net proceeds of the offering were used towards the cost of funding the early redemption in March 2022 of Bell Canada’s Cdn $1 billion principal amount of 3.35% Series M-26 medium-term note (MTN) debentures due March 22, 2023.

REDEMPTION OF SERIES AO PREFERRED SHARES

On March 31, 2022, BCE redeemed all of its outstanding Cumulative Redeemable First Preferred Shares, Series AO (Series AO Preferred Shares) at a redemption price of $25.00 per Series AO Preferred Share, for a total amount of $115 million.

BELL NAMED ONE OF CANADA’S BEST DIVERSITY EMPLOYERS, A TOP

FAMILY-FRIENDLY EMPLOYER AND A MONTRÉAL TOP EMPLOYER

For the sixth year in a row, Bell has been named one of Canada’s Best Diversity Employers in Mediacorp’s 2022 report on workplace diversity and inclusion. The award recognizes Bell’s commitment to fostering an inclusive, equitable and accessible workplace where all team members can make an impact, immerse themselves in opportunities, and feel like they belong.

In addition, Bell has once again been named a Top Family-Friendly Employer and a Montréal Top Employer, reflecting our continued efforts to engage and invest in our people with unmatched job opportunities, career development programs, employee benefits, commitment to mental health and more.

Our employee initiatives since the beginning of 2022 include:

•	Rolling out unlimited mental health benefit coverage for team members and their eligible family members to support their mental health and well-being

•	Introducing a flexible holiday policy, including the ability to substitute days, reflecting our support for flexibility and diversity in the workplace

•	Launched an Employee Value Proposition, capturing Bell’s promise to current and future employees as well as the values and experiences that make Bell unique

•	Welcoming our employees back to most office locations in April with Bell’s flexible, hybrid work model, Bell Workways

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  5

1 MD&A Overview

1.3	Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

We have made certain assumptions concerning the Canadian economy. As most public health restrictions in Canada have been lifted, pandemic-related effects on demand – notably consumer caution and reluctance to travel – are assumed to fade over 2022 and 2023. In particular, we have assumed:

•	Strong economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 4.25% on average in 2022

•	Elevated consumer price index (CPI) inflation driven by sharp increases in energy and food prices as well as supply disruptions and strong demand for goods

•	Tight labour market leading to rising wage growth

•	Strong household consumption growth supported by job gains, the spending of some of the savings accumulated during the pandemic, and the lifting of public health restrictions

•	Solid business investment outside the oil and gas sector supported by robust demand, the gradual easing of supply constraints and improved business confidence

•	Higher interest rates

•	Higher immigration levels

•	The conflict between Russia and Ukraine affecting the Canadian economy predominantly through higher commodity prices

•	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

MARKET ASSUMPTIONS

•	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors

•

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2022

•

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

ASSUMPTIONS UNDERLYING EXPECTED REDUCTIONS IN CONTRIBUTIONS TO OUR DB PENSION PLANS

•

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken

•	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

•	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

6  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2	Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q1 2022 compared with Q1 2021. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1	BCE consolidated income statements

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Operating revenues

Service	5,177	4,968	209	4.2%

Product	673	738	(65)	(8.8%	)

Total operating revenues	5,850	5,706	144	2.5%

Operating costs	(3,266)	(3,277)	11	0.3%

Adjusted EBITDA	2,584	2,429	155	6.4%

Adjusted EBITDA margin	44.2%	42.6%		1.6 p	ts

Severance, acquisition and other costs	(13)	(89)	76	85.4%

Depreciation	(891)	(895)	4	0.4%

Amortization	(260)	(238)	(22)	(9.2%	)

Finance costs

Interest expense	(260)	(267)	7	2.6%

Net return (interest) on post-employment benefit plans	18	(5)	23	n.m.

Impairment of assets	(2)	(3)	1	33.3%

Other income	93	8	85	n.m.

Income taxes	(335)	(253)	(82)	(32.4%	)

Net earnings	934	687	247	36.0%

Net earnings attributable to:

Common shareholders	877	642	235	36.6%

Preferred shareholders	34	32	2	6.3%

Non-controlling interest	23	13	10	76.9%

Net earnings	934	687	247	36.0%

Adjusted net earnings	811	704	107	15.2%

EPS	0.96	0.71	0.25	35.2%

Adjusted EPS	0.89	0.78	0.11	14.1%

n.m.: not meaningful

2.2	Customer connections

BCE NET ACTIVATIONS (LOSSES)

	Q1 2022	Q1 2021	% CHANGE

Wireless mobile phone net subscriber activations (losses)	32,176	2,405	n.m.

Postpaid	34,230	32,925	4.0%

Prepaid	(2,054)	(30,520)	93.3%

Wireless mobile connected devices net subscriber activations	48,877	74,159	(34.1%	)

Wireline retail high-speed Internet net subscriber activations	26,024	21,208	22.7%

Wireline retail TV net subscriber (losses) activations	(8,361)	(9,112)	8.2%

IPTV	12,260	10,696	14.6%

Satellite	(20,621)	(19,808)	(4.1%	)

Wireline retail residential NAS lines net losses	(42,345)	(51,069)	17.1%

Total services net activations	56,371	37,591	50.0%

n.m.: not meaningful

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  7

2 MD&A Consolidated financial analysis

TOTAL BCE CUSTOMER CONNECTIONS

	Q1 2022	Q1 2021	% CHANGE

Wireless mobile phone subscribers	9,491,361	9,166,748	3.5%

Postpaid	8,664,275	8,361,264	3.6%

Prepaid	827,086	805,484	2.7%

Wireless mobile connected devices subscribers	2,298,671	2,130,312	7.9%

Wireline retail high-speed Internet subscribers (1)	3,954,767	3,730,576	6.0%

Wireline retail TV subscribers (1)	2,735,674	2,723,368	0.5%

IPTV (1)	1,903,726	1,817,069	4.8%

Satellite	831,948	906,299	(8.2%	)

Wireline retail residential NAS lines (1)	2,259,716	2,432,863	(7.1%	)

Total services subscribers	20,740,189	20,183,867	2.8%

(1)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

BCE added 56,371 net retail subscriber activations in Q1 2022, increasing by 50.0% compared to the same period last year. The net retail subscriber activations in Q1 2022 consisted of:

•	32,176 wireless mobile phone net subscriber activations, along with 48,877 wireless mobile connected devices net subscriber activations

•	26,024 retail high-speed Internet net subscriber activations

•	8,361 retail TV net subscriber losses comprised of 20,621 retail satellite TV net subscriber losses, offset in part by 12,260 retail IPTV net subscriber activations

•	42,345 retail residential NAS lines net losses

At March 31, 2022, BCE’s retail subscriber connections totaled 20,740,189, up 2.8% year over year, and consisted of:

•	9,491,361 wireless mobile phone subscribers, up 3.5% year over year, and 2,298,671 wireless mobile connected devices subscribers, up 7.9% year over year

•	3,954,767 retail high-speed Internet subscribers, 6.0% higher than the same period last year

•

2,735,674 total retail TV subscribers, up 0.5% over the same period last year, comprised of 1,903,726 retail IPTV subscribers, up 4.8% year over year, and 831,948 retail satellite TV subscribers, down 8.2% year over year

•	2,259,716 retail residential NAS lines, down 7.1% over Q1 2021

2.3	Operating revenues

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Bell Wireless	2,210	2,100	110	5.2%

Bell Wireline	3,013	3,081	(68)	(2.2%	)

Bell Media	825	713	112	15.7%

Inter-segment eliminations	(198)	(188)	(10)	(5.3%	)

Total BCE operating revenues	5,850	5,706	144	2.5%

BCE

Total BCE operating revenues increased by 2.5% in Q1 2022, compared to the same period last year, reflecting our continued recovery from the unfavourable effects of the COVID-19 pandemic. BCE service revenues of $5,177 million in Q1 2022 increased by 4.2% year-over-year, whereas product revenues of $673 million in Q1 2022, declined by 8.8% over the same period last year.

The year-over-year increase in Q1 2022 operating revenues was driven by growth in our Bell Media and Bell Wireless segments, offset in part by a decline in our Bell Wireline segment. Bell Media operating revenues grew by 15.7% in Q1 2022, over the same period last year, from higher subscriber revenues, including a one-time retroactive adjustment related to a contract with a Canadian TV distributor, and greater advertising revenues. Bell Wireless operating revenues increased by 5.2% in Q1 2022, compared to the same period last year, due to higher service revenues of 8.7%, offset in part by lower product revenues of 3.8%. Bell Wireline operating revenues declined by 2.2% in Q1 2022, over Q1 2021, due to lower product revenues of 28.6%, as well as lower service revenue of 0.8%, from ongoing voice erosion and lower data revenues.

8  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2.4	Operating costs

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Bell Wireless	(1,201)	(1,177)	(24)	(2.0%	)

Bell Wireline	(1,646)	(1,718)	72	4.2%

Bell Media	(617)	(570)	(47)	(8.2%	)

Inter-segment eliminations	198	188	10	5.3%

Total BCE operating costs	(3,266)	(3,277)	11	0.3%

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

BCE operating costs decreased by 0.3% in Q1 2022, compared to Q1 2021, due to reduced expenses in Bell Wireline of 4.2%, partly offset by higher expenses in Bell Media of 8.2% and in Bell Wireless of 2.0%.

2.5	Net earnings

Net earnings in the first quarter of 2022 increased by $247 million, compared to the same period last year, mainly due to higher adjusted EBITDA, higher other income and lower severance, acquisition and other costs, partly offset by higher income taxes from higher earnings.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  9

2 MD&A Consolidated financial analysis

2.6	Adjusted EBITDA

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Bell Wireless	1,009	923	86	9.3%

Bell Wireline	1,367	1,363	4	0.3%

Bell Media	208	143	65	45.5%

Total BCE adjusted EBITDA	2,584	2,429	155	6.4%

BCE

BCE’s adjusted EBITDA was up by 6.4% in Q1 2022, compared to the same period last year, attributable to growth across all three of our segments. The adjusted EBITDA growth was driven by greater operating revenues combined with lower operating costs. Adjusted EBITDA margin of 44.2% in Q1 2022, increased by 1.6 pts over the same period last year, mainly driven by greater service revenue flow-through and a decreased proportion of low-margin product sales in our total revenue base.

2.7	Severance, acquisition and other costs

2022

Severance, acquisition and other costs of $13 million in the first quarter of 2022 included:

•	Severance costs of $18 million related to involuntary and voluntary employee terminations

•	Acquisition and other costs recovery of $5 million in Q1 2022

2021

Severance, acquisition and other costs of $89 million in the first quarter of 2021 included:

•	Severance costs of $97 million related to involuntary and voluntary employee terminations

•	Acquisition and other costs recovery of $8 million

2.8	Depreciation and amortization

DEPRECIATION

Depreciation in Q1 2022 decreased by $4 million, compared to Q1 2021, in part due to lower accelerated depreciation of Fourth Generation (4G) network elements as we transition to 5G, partly offset by a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services.

AMORTIZATION

Amortization in Q1 2022 increased by $22 million, compared to Q1 2021, mainly due to a higher asset base.

2.9	Finance costs

INTEREST EXPENSE

Interest expense in the first quarter of 2022 decreased by $7 million, compared to the same period last year, mainly due to higher capitalized interest, partly offset by higher average debt levels.

NET RETURN (INTEREST) ON POST-EMPLOYMENT BENEFIT PLANS

Net return (interest) on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2022, the discount rate was 3.2% compared to 2.6% on January 1, 2021.

In the first quarter of 2022, net return on post-employment benefit plans was $18 million compared to net interest of $5 million in the first quarter of 2021, as a result of a net asset position in our post-employment benefits plans at the beginning of 2022 compared to a net obligation position at the beginning of 2021, and due to a higher discount rate in 2022.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

10  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2.10	Other income

2022

Other income of $93 million in the first quarter of 2022, included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans and gains on investments which mainly related to the sale of our wholly-owned subsidiary, 6362222 Canada Inc. (Createch), partly offset by early debt redemption costs.

2021

Other income of $8 million in the first quarter of 2021 included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by early debt redemption costs.

2.11	Income taxes

Income taxes in the first quarter of 2022 increased by $82 million, compared to the same period last year, mainly due to higher taxable income.

2.12	Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders in the first quarter of 2022 of $877 million, increased by $235 million, compared to the same period last year, mainly due to higher adjusted EBITDA, higher other income and lower severance, acquisition and other costs, partly offset by higher income taxes from higher earnings.

BCE’s EPS of $0.96 in Q1 2022 increased by $0.25, compared to the same period last year.

In the first quarter of 2022, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, was $811 million, or $0.89 per common share, compared to $704 million, or $0.78 per common share, for the same period last year.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  11

3 MD&A Business segment analysis – Bell Wireless

3	Business segment analysis

3.1	Bell Wireless

KEY BUSINESS DEVELOPMENTS

LAUNCH OF NEW UNLIMITED ULTIMATE PLANS

Bell launched a new tier of mobile unlimited share plans that provide more data at max speeds, international messaging, HD video quality plus sharable data and calling within Canada and the United States. The new unlimited Ultimate 40 and Ultimate 50 plans (offering 40 gigabyte (GB) and 50GB of data respectively) are available for both new and existing customers. Customers who subscribe to Ultimate plans enjoy a bonus 24 month subscription to Crave Mobile. Customers who don’t consume as much content can choose the Essential unlimited share plan with 20GB at max data speeds up to 250 megabits per second (Mbps), SD video quality and hotspot capability. The new Ultimate plans are available on Bell 5G, which is consistently rated Canada’s fastest.

LAUNCH OF 5G EDGE COMPUTE

On April 27, 2022, Bell announced the launch of the first public multi-access edge computing (MEC) with Amazon Web Services (AWS) Wavelength in Canada. Building on Bell’s agreement with AWS, announced last year, together the two companies are deploying AWS Wavelength Zones throughout the country at the edge of Bell’s 5G network starting in Toronto. Bell Public MEC with AWS Wavelength embeds AWS compute and storage services at the edge of the Bell 5G network, closer to mobile and connected devices where data is generated and consumed. This enables software developers and businesses to take full advantage of the high speed and low latency of Bell’s 5G network and the cloud with AWS to build innovative, low-latency solutions that leverage real-time visual data processing, augmented/virtual reality (AR/VR), artificial intelligence and machine learning (AI/ML), advanced robotics, and much more.

DEPLOYMENT OF GOOGLE DISTRIBUTED CLOUD EDGE

On February 28, 2022, Bell Canada and Google Cloud announced a significant milestone in their strategic partnership with Bell’s deployment of Google Distributed Cloud Edge in its network, enabling more efficiency, reliability and scale while also driving new business opportunities. This is the world’s first implementation of core network functions on Google Distributed Cloud Edge, a fully managed product that brings Google Cloud’s infrastructure and services closer to where the data is being generated and consumed. This advancement builds on Bell and Google Cloud’s strategic partnership, announced in 2021, to combine Bell’s 5G network leadership with Google Cloud’s expertise in multi-cloud, data analytics and Artificial Intelligence (AI), and to enable Bell to drive operational efficiencies, and deliver richer customer experiences.

LUCKY MOBILE AVAILABLE AT BEST BUY

Bell is partnering with Best Buy to make Lucky Mobile available in more than 160 Best Buy locations across Canada, further increasing the reach of Bell’s prepaid wireless offering. With Lucky Mobile, customers get all the calling, texting and data they need with no activation fee, data overage charges or long-term commitment. Bell continues to make our prepaid brands more accessible to customers across Canada. Lucky is currently available in more than 1,700 Circle K and Couche-Tard convenience stores and 250 Giant Tiger retail stores across the country. Lucky Mobile and Virgin Plus prepaid are also available at more than 1,200 Dollarama Inc. (Dollarama) locations nationwide.

FINANCIAL PERFORMANCE ANALYSIS

Q1 2022 PERFORMANCE HIGHLIGHTS

12  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis – Bell Wireless

Total mobile phone subscriber growth	Mobile phone postpaid net subscriber activations	Mobile phone prepaid net subscriber losses	Mobile phone postpaid churn in Q1 2022	Mobile phone blended average revenue per user (ARPU) (1) per month
+3.5%	34,230	(2,054)	0.79%	+5.1%
Q1 2022 vs. Q1 2021	in Q1 2022	in Q1 2022	improved 0.10 pts	Q1 2022: $57.98
			vs. Q1 2021	Q1 2021: $55.17

(1)

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

BELL WIRELESS RESULTS

REVENUES

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

External service revenues	1,635	1,503	132	8.8%

Inter-segment service revenues	11	11	–	–

Operating service revenues	1,646	1,514	132	8.7%

External product revenues	563	584	(21)	(3.6%	)

Inter-segment product revenues	1	2	(1)	(50.0%	)

Operating product revenues	564	586	(22)	(3.8%	)

Bell Wireless operating revenues	2,210	2,100	110	5.2%

Bell Wireless operating revenues increased by 5.2% in Q1 2022, compared to Q1 2021, due to higher service revenues, partly offset by lower product revenues.

Service revenues increased by 8.7% in the current quarter, compared to the same period last year, driven by:

•	Continued growth in our postpaid and prepaid mobile phone and connected device subscriber bases

•	Higher roaming revenues due to increased customer travel resulting from the easing of COVID-19 restrictions, however below pre-pandemic levels

•	Flow-through of rate increases

Product revenues decreased by 3.8% in Q1 2022, compared to Q1 2021, due to lower mobile phone postpaid upgrades and gross subscriber activations.

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Operating costs	(1,201)	(1,177)	(24)	(2.0%	)

Adjusted EBITDA	1,009	923	86	9.3%

Total adjusted EBITDA margin	45.7%	44.0%		1.7 p	ts

Bell Wireless operating costs increased by 2.0% in Q1 2022, compared to Q1 2021, driven by:

•	Higher network operating costs from the continued deployment of our mobile 5G network

•	Greater payments to other carriers corresponding to the higher roaming revenues

These factors were partly offset by:

•	Lower cost of goods sold associated with the lower year-over-year product sales

Bell Wireless adjusted EBITDA increased by 9.3% in Q1 2022, compared to Q1 2021, due to greater operating revenues, moderated by higher operating costs. Adjusted EBITDA margin of 45.7% in Q1 2022, increased by 1.7 pts, compared to the same period last year, primarily driven by the flow-through of the service revenue growth and a lower proportion of low-margin product sales in our total revenue base.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  13

3 MD&A Business segment analysis – Bell Wireless

BELL WIRELESS OPERATING METRICS

	Q1 2022	Q1 2021	CHANGE	% CHANGE

Mobile phones

Blended ARPU ($/month)	57.98	55.17	2.81	5.1%

Gross subscriber activations	349,908	340,127	9,781	2.9%

Postpaid	230,713	248,990	(18,277)	(7.3%	)

Prepaid	119,195	91,137	28,058	30.8%

Net subscriber activations (losses)	32,176	2,405	29,771	n.m.

Postpaid	34,230	32,925	1,305	4.0%

Prepaid	(2,054)	(30,520)	28,466	93.3%

Blended churn % (average per month)	1.12%	1.23%		0.11 p	ts

Postpaid	0.79%	0.89%		0.10 p	ts

Prepaid	4.61%	4.68%		0.07 p	ts

Subscribers	9,491,361	9,166,748	324,613	3.5%

Postpaid	8,664,275	8,361,264	303,011	3.6%

Prepaid	827,086	805,484	21,602	2.7%

Mobile connected devices

Net subscriber activations	48,877	74,159	(25,282)	(34.1%	)

Subscribers	2,298,671	2,130,312	168,359	7.9%

n.m.: not meaningful

Mobile phone blended ARPU of $57.98 increased by 5.1% in Q1 2022, compared to the same period last year, driven by:

•	Higher roaming revenues due to increased customer travel resulting from the easing of COVID-19 restrictions, however below pre-pandemic levels

•	Flow-through of rate increases

Mobile phone gross subscriber activations increased by 2.9% in Q1 2022, compared to Q1 2021, due to higher prepaid gross activations, offset in part by lower postpaid gross activations.

•

Mobile phone postpaid gross subscriber activations decreased by 7.3% in Q1 2022, compared to the same period last year, due to more targeted promotional offers and mobile device discounting as our focus remains on higher-value subscriber loadings

•	Mobile phone prepaid gross subscriber activations increased by 30.8% in Q1 2022, compared to the same period last year, due to greater market activity

Mobile phone net subscriber activations increased by 29,771 in Q1 2022, compared to Q1 2021, due to lower prepaid net losses and greater postpaid net activations.

•

Mobile phone postpaid net subscriber activations increased by 4.0% in Q1 2022, compared to the same period last year, driven by lower subscriber deactivations, offset in part by reduced gross activations

•	Mobile phone prepaid net subscriber losses in Q1 2022 were 28,466 favourable, compared to the same period last year, due to greater gross activations and lower subscriber deactivations

Mobile phone blended churn of 1.12% in Q1 2022 improved by 0.11 pts, compared to Q1 2021.

•	Mobile phone postpaid churn of 0.79% in Q1 2022 declined by 0.10 pts, compared to the same period last year, reflecting our continued investment in customer experience, retention and mobile networks

•	Mobile phone prepaid churn of 4.61% in Q1 2022 improved by 0.07 pts, compared to the same period last year, due to fewer year-over-year customer deactivations

Mobile phone subscribers at March 31, 2022 totaled 9,491,361 an increase of 3.5%, from 9,166,748 subscribers at the end of Q1 2021. This consisted of 8,664,275 postpaid subscribers, an increase of 3.6% from 8,361,264 subscribers at the end of Q1 2021, and 827,086 prepaid subscribers, an increase of 2.7% from 805,484 subscribers at the end of Q1 2021.

Mobile connected device net subscriber activations decreased by 34.1% in Q1 2022, compared to the same period last year, due to greater net losses from data devices, primarily lower tablet net activations, offset in part by greater business Internet of Things (IoT) net activations.

Mobile connected device subscribers at March 31, 2022 totaled 2,298,671, an increase of 7.9% from 2,130,312 subscribers at the end of Q1 2021.

14  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis – Bell Wireless

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base

•	Continued strong competitive intensity and promotional activity across all regions and market segments

•	Ongoing expansion and deployment of 5G wireless networks, offering competitive coverage and quality

•	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions

•

Growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due to the continued adoption of unlimited plans

•	Accelerating business customer adoption of advanced 5G and IoT solutions

•	Improving wireless handset device availability in addition to stable device pricing and margins

•

Realization of cost savings related to operational efficiencies enabled by changes in consumer behaviour, digital adoption, product and service enhancements, new call centre and digital investments and other improvements to the customer service experience

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireless business

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  15

3 MD&A Business segment analysis – Bell Wireline

3.2	Bell Wireline

This section contains forward-looking statements, including relating to BCE’s anticipated capital expenditures, network deployment plans and the benefits expected to result therefrom. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

KEY BUSINESS DEVELOPMENTS

BELL INTRODUCES FASTEST INTERNET SPEEDS OF ANY MAJOR PROVIDER IN CANADA

Bell introduced the fastest Internet speeds of any major provider in Canada, with total speeds three times faster than cable. Bell pure fibre Internet service now offers download speeds of 3 gigabits per second (Gbps) as well as upload speeds of 3 Gbps, providing that faster experience while working or learning from home, playing games or sharing videos with the upload speeds that cable cannot deliver. Unlimited pure fibre 3 Gbps is now available in eligible areas of Toronto and will soon roll out in more regions across the country.

EXPANSION OF ALL-FIBRE INTERNET SERVICE

Bell announced the expansion of pure fibre Internet service to homes and businesses in the Ontario communities of Amherstberg, Georgina, Guelph and Pickering. The projects are part of Bell’s capital expenditure acceleration program to expand our next-generation broadband network infrastructure to additional locations across the country. Fully funded by Bell, this broadband expansion program will provide fast and high-capacity 100% fibre connections with Internet download speeds of up to 3 Gbps and access to leading Bell services such as Fibe TV. Last year, Bell announced an investment of $9.7 billion in capital expenditures over two years to accelerate the rollout of its broadband fibre, 5G and rural networks and help drive Canada’s recovery from the COVID-19 crisis. This will significantly increase the connections in localities across Canada while creating additional employment as network construction activity speeds up.

ACQUISITION OF EBOX AND OTHER RELATED COMPANIES

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and television services to consumers and businesses in Québec and parts of Ontario. Bell will maintain the EBOX brand and operations, and EBOX will continue providing telecommunications options for consumers and businesses in these areas. As part of its commitment to provide Québec residents with fast and reliable telecommunications services now and in the future, Bell invests heavily in network infrastructure and expansion throughout urban and rural Québec. Under Bell, EBOX will benefit from the resources, scale and access to the technology needed to support the growth of the business and continue delivering improvements to the great services at competitive prices that have earned EBOX loyal customers over the past 25 years.

FINANCIAL PERFORMANCE ANALYSIS

Q1 2022 PERFORMANCE HIGHLIGHTS

Retail high-speed	Retail high-speed	Retail TV (1)	Retail IPTV	Retail residential
Internet (1)	Internet			NAS lines (1)
+6.0%	26,024	+0.5%	12,260	(7.1%)

Subscriber growth Q1 2022 vs. Q1 2021	Total net subscriber activations in Q1 2022	Subscriber growth Q1 2022 vs. Q1 2021	Total net subscriber activations in Q1 2022	Subscriber decline Q1 2022 vs. Q1 2021

(1)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

16  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis – Bell Wireline

BELL WIRELINE RESULTS

REVENUES

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Data	1,953	1,965	(12)	(0.6%	)

Voice	771	803	(32)	(4.0%	)

Other services	77	74	3	4.1%

External service revenues	2,801	2,842	(41)	(1.4%	)

Inter-segment service revenues	102	85	17	20.0%

Operating service revenues	2,903	2,927	(24)	(0.8%	)

Data	99	144	(45)	(31.3%	)

Equipment and other	11	10	1	10.0%

External product revenues	110	154	(44)	(28.6%	)

Inter-segment product revenues	–	–	–	–

Operating product revenues	110	154	(44)	(28.6%	)

Bell Wireline operating revenues	3,013	3,081	(68)	(2.2%	)

Bell Wireline operating revenues declined by 2.2% in Q1 2022, compared to the same period last year, mainly driven by lower product sales, ongoing voice revenue erosion, and reduced data revenue, partly offset by higher other services revenue.

Bell Wireline operating service revenues declined by 0.8%, in Q1 2022, compared to Q1 2021.

•	Data revenues decreased by 0.6% in Q1 2022, compared to the same period last year, driven by:

•	Higher acquisition, retention and bundle discounts on residential services

•	Continued decline in our satellite TV subscriber base

•	Reduced Internet protocol (IP) based data services revenue and the unfavourable impact from the sale of our wholly-owned subsidiary Createch on March 1, 2022, in our business market

•	Ongoing legacy data erosion

These factors were partly offset by:

•	Greater retail Internet and IPTV subscriber bases combined with the flow-through of residential rate increases

•	Voice revenues declined by 4.0% in Q1 2022, compared to Q1 2021, driven by:

•	Ongoing retail residential NAS line erosion mainly due to technological substitution to wireless and Internet based services

•	Greater business voice erosion across the customer base

These factors were partly offset by:

•	The flow-through of residential rate increases

•	Higher sales of international wholesale long distance minutes

•	Other services revenues grew by 4.1% in Q1 2022, compared to the same period last year, from higher data and analytics related revenues.

Bell Wireline operating product revenues decreased by 28.6% in Q1 2022, compared to the same period last year, attributable to strong Q1 2021 equipment sales in our business market, primarily to the government sector, coupled with reduced or delayed spending by business customers due to global supply chain challenges, driven by the COVID-19 pandemic.

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Operating costs	(1,646)	(1,718)	72	4.2%

Adjusted EBITDA	1,367	1,363	4	0.3%

Adjusted EBITDA margin	45.4%	44.2%		1.2 p	ts

Bell Wireline operating costs decreased by 4.2% in Q1 2022, compared to Q1 2021, due to:

•	Lower product cost of goods sold corresponding to the lower product revenues

•	TV programming and content cost savings, combined with the impact of lower associated revenues

These factors were partly offset by:

•	Greater payments to other carriers from higher sales of international wholesale long distance minutes

•	Increased marketing costs, including greater spend during the Beijing 2022 Winter Olympics

Bell Wireline adjusted EBITDA increased by 0.3% in Q1 2022, compared to the same period last year, driven by operating expense savings, offset in part by lower year-over-year operating revenues. Adjusted EBITDA margin of 45.4% in Q1 2022, increased by 1.2 points over Q1 2021, attributable to a decreased proportion of low-margin product sales in our total revenue base, along with lower operating costs.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  17

3 MD&A Business segment analysis – Bell Wireline

BELL WIRELINE OPERATING METRICS

DATA

Retail high-speed Internet

	Q1 2022	Q1 2021	CHANGE	% CHANGE

Retail net subscriber activations	26,024	21,208	4,816	22.7%

Retail subscribers (1)	3,954,767	3,730,576	224,191	6.0%

(1)	In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet subscriber base increased by 67,090 subscribers.

Retail high-speed Internet net subscriber activations increased by 6.0% in Q1 2022, compared to the same period last year, driven by lower year-over-year retail residential deactivations, resulting from an expanded fibre service footprint and our ongoing investment in customer retention, along with fewer customers coming off of promotional offers.

Retail high-speed Internet subscribers totaled 3,954,767 at March 31, 2022, up 6.0% from 3,730,576 subscribers reported at the end of Q1 2021. Our retail high-speed Internet subscriber base increased by 67,090 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies.

Retail TV

	Q1 2022	Q1 2021	CHANGE	% CHANGE

Retail net subscriber (losses) activations	(8,361)	(9,112)	751	8.2%

IPTV	12,260	10,696	1,564	14.6%

Satellite	(20,621)	(19,808)	(813)	(4.1%	)

Total retail subscribers (1)	2,735,674	2,723,368	12,306	0.5%

IPTV (1)	1,903,726	1,817,069	86,657	4.8%

Satellite	831,948	906,299	(74,351)	(8.2%	)

(1)	In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail IPTV subscriber base increased by 9,025 subscribers.

Retail IPTV net subscriber activations increased by 14.6% in Q1 2022, compared to Q1 2021, attributable to fewer year-over-year deactivations resulting from reduced churn in our IPTV fibre footprint and our continued investment in customer retention.

Retail satellite TV net subscriber losses increased by 4.1% in Q1 2022, compared to Q1 2021, driven by higher small business net losses, due to the unfavourable impact of the COVID-19 pandemic on this market.

Total retail TV net subscriber losses (IPTV and satellite TV combined) improved by 8.2% in Q1 2022, compared to the same period last year, driven by higher IPTV net activations, offset in part by higher satellite TV net losses.

Retail IPTV subscribers at March 31, 2022 totaled 1,903,726, up 4.8% from 1,817,069 subscribers reported at the end of Q1 2021. Our IPTV subscriber base increased by 9,025 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies.

Retail satellite TV subscribers at March 31, 2022 totaled 831,948, down 8.2% from 906,299 subscribers reported at the end of Q1 2021.

Total retail TV subscribers (IPTV and satellite TV combined) at March 31, 2022 were 2,735,674, representing a 0.5% increase from 2,723,368 subscribers at the end of Q1 2021. Our retail TV subscriber base increased by 9,025 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies.

Voice

	Q1 2022	Q1 2021	CHANGE	% CHANGE

Retail residential NAS lines net losses	(42,345)	(51,069)	8,724	17.1%

Retail residential NAS lines (1)	2,259,716	2,432,863	(173,147)	(7.1%	)

(1)	In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail residential NAS lines subscriber base increased by 3,456 subscribers.

Retail residential NAS lines net losses improved by 17.1% in Q1 2022 compared to the same period last year, resulting from lower year-over-year deactivations driven by ongoing impacts from the COVID-19 pandemic.

Retail residential NAS lines at March 31, 2022 of 2,259,716 declined by 7.1% from 2,432,863 lines reported at the end of Q1 2021. Our retail residential NAS lines subscriber base increased by 3,456 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies. The decline in retail residential NAS lines of 7.1% represented an improvement over the 7.7% rate of erosion experienced in Q1 2021, primarily driven by fewer deactivations.

18  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis – Bell Wireline

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint

•	Continued growth in retail Internet and IPTV subscribers

•	Increasing wireless and Internet-based technological substitution

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

•

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, expanding self-serve capabilities, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireline business

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  19

3 MD&A Business segment analysis – Bell Media

3.3	Bell Media

KEY BUSINESS DEVELOPMENTS

LAUNCH OF NOOVO.INFO DIGITAL NEWS PLATFORM

Bell Media unveiled noovo.info, a website dedicated entirely to news, which represents the final piece to Noovo’s multi-platform news division. Helmed by a talented and experienced editorial team, noovo.info presents information in a variety of ways: news articles, video reports, columns and exclusive features. The new platform reinforces Noovo Info’s intent to approach news differently, notably through the distribution of information on social media and including the creation of news content for TikTok and Instagram to reach younger audiences.

EXPANSION OF TSN 5G VIEW FOR WINNIPEG JETS

TSN 5G View, the exclusive immersive experience powered by Bell’s mobile 5G network, was expanded for TSN’s regional coverage of Winnipeg Jets home games. Powered by the Bell 5G network, Jets fans with a TSN subscription and a Bell 5G device can use the innovative TSN 5G View technology to get up close to every shot, assist, save, and hit with zoom, pause, rewind, and slow motion, as well as nearly 360° replay capabilities. With the fastest-ranked 5G network speeds in the country and ultra-low latency, Bell 5G helps TSN and RDS connect a fan’s smartphone to the in-game cameras with lightning-fast response. TSN 5G View / Vision 5G RDS also continues to be available for Montréal Canadiens and Toronto Maple Leafs regional home game broadcasts on TSN and RDS, as well as coverage of Toronto Raptors home games.

TSN PARTNERSHIP WITH FANDUEL

On April 4, 2022, TSN and FanDuel Group, North America’s premier online gaming company, announced an exclusive multi-year agreement to introduce FanDuel’s leading sportsbook to Canadian sports fans. FanDuel will be the official sportsbook partner for TSN, starting first in Ontario. The partnership comes as the province has legalized online sports and casino wagering. The deal provides opportunity for scaled expansion into other Canadian provinces and territories pending regulation.

FINANCIAL PERFORMANCE ANALYSIS

Q1 2022 PERFORMANCE HIGHLIGHTS

BELL MEDIA RESULTS

REVENUES

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

External revenues	741	623	118	18.9%

Inter-segment revenues	84	90	(6)	(6.7%	)

Bell Media operating revenues	825	713	112	15.7%

Bell Media operating revenues increased by 15.7% in Q1 2022, compared to the same period last year, driven by both higher subscriber and advertising revenues, including 84% higher year-over-year digital revenues (1). The growth reflected a one-time retroactive adjustment related to a contract with a Canadian TV distributor and the ongoing recovery from the effects of the COVID-19 pandemic.

•

Advertising revenues increased by 8.5% in Q1 2022, compared to Q1 2021, due to growth across all advertising platforms (TV, radio, out-of-home (OOH)) driven by the ongoing recovery from the unfavourable effects of the COVID-19 pandemic. Conventional and specialty TV advertising revenue growth was driven by increased demand by advertisers primarily due to the return of regular sports and TV programming schedules compared to COVID-19 related delays in Q1 2021. TV advertising revenues also benefited from a strong NFL postseason including our broadcast of Super Bowl LVI. Although Q1 2022 radio and OOH advertising revenues continued to be unfavourably impacted by the COVID-19 pandemic due to government restrictions, particularly on certain non-essential services (restaurants, bars, arenas), in place at the beginning of the quarter, the effects have moderated year over year resulting in higher OOH and radio advertising revenues.

(1)

Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

20  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis – Bell Media

•

Subscriber revenues increased by 22.1% in Q1 2022, compared to the same period last year, primarily from a one-time retroactive adjustment related to a contract with a Canadian TV distributor along with the continued growth in DTC subscribers from Crave, including the recent launch of Crave Mobile, a mobile-only product that launched in Q4 2021, as well as ongoing growth in STARZ, and sports streaming services.

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Operating costs	(617)	(570)	(47)	(8.2%	)

Adjusted EBITDA	208	143	65	45.5%

Adjusted EBITDA margin	25.2%	20.1%		5.1 p	ts

Bell Media operating costs increased by 8.2% in Q1 2022, compared to Q1 2021, driven by:

•

Higher broadcast rights and programming costs due to increasing sports rights costs and the return of regular TV programming schedules in Q1 2022 compared to COVID-19 related delays in the same period last year

•	The temporary waiving in Q1 2021 of Canadian Radio-television and Telecommunications Commission (CRTC) Part I and II broadcasting license fees due to the COVID-19 pandemic

Bell Media adjusted EBITDA grew by 45.5% in Q1 2022 compared to the same period last year, driven by higher operating revenues, moderated by higher operating costs.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•

Overall revenue expected to reflect continued strong demand in TV advertising revenue including scaling of our SAM TV and Bell demand-side-platform (DSP) buying platforms, a gradual recovery in radio and OOH advertisements, as well as DTC subscriber growth

•	Continued escalation of media content costs to secure quality programming, as well as the continued return to normal volumes of entertainment programming

•	Continued scaling of Crave through broader content offering, user experience improvements and Crave Mobile

•	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms

•	Leveraging of first-party data to improve targeting, advertisement delivery and attribution

•	Ability to successfully acquire and produce highly rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  21

4 MD&A Financial and capital management

4	Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1	Net debt (1)

	MARCH 31, 2022	DECEMBER 31, 2021	$ CHANGE	% CHANGE

Long-term debt	26,877	27,048	(171)	(0.6%	)

Debt due within one year	3,082	2,625	457	17.4%

50% of preferred shares (2)	1,943	2,002	(59)	(2.9%	)

Cash	(104)	(207)	103	49.8%

Net debt	31,798	31,468	330	1.0%

(1)	Net debt is a non-GAAP financial measure. See section 9.1, Non-GAAP financial measures in this MD&A for more information on this measure.

(2)

50% of outstanding preferred shares of $3,885 million and $4,003 million at March 31, 2022 and December 31, 2021, respectively, are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $457 million in debt due within one year and the decrease of $171 million in long-term debt was due to:

•

the issuance by Bell Canada of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars). The Notes are fully and unconditionally guaranteed by BCE.

•	an increase in our notes payable (net of repayments) of $469 million

Partly offset by:

•	the early redemption of Series M-26 MTN debentures with a total principal amount of $1 billion in Canadian dollars

•	a net decrease of $137 million due to lower lease liabilities and other debt

The decrease in cash of $103 million was mainly due to:

•	$1,258 million repayment of long-term debt

•	$952 million of capital expenditures

•	$795 million of dividends paid on BCE common shares

•	$139 million paid, net of cash acquired, for the acquisition of EBOX and other related companies

•	$115 million paid for the repurchase of preferred shares

•	$106 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

Partly offset by:

•	$1,716 million of cash flows from operating activities

•	$945 million of issuance of long-term debt

•	$469 million increase in notes payable

•	$161 million from the issuance of common shares under our employee stock option plan

4.2	Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2022	909,018,871

Shares issued under employee stock option plan	2,795,351

Outstanding, March 31, 2022	911,814,222

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2022	10,778,724	60

Exercised (1)	(2,795,351)	58

Forfeited or expired	(23,624)	65

Outstanding, March 31, 2022	7,959,749	61

Exercisable, March 31, 2022	4,696,829	58

(1)	The weighted average market share price for options exercised during the three months ended March 31, 2022 was $69.

22  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

4.3	Cash flows

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Cash flows from operating activities	1,716	1,992	(276)	(13.9%	)

Capital expenditures	(952)	(1,012)	60	5.9%

Cash dividends paid on preferred shares	(33)	(31)	(2)	(6.5%	)

Cash dividends paid by subsidiaries to non-controlling interest	(11)	(13)	2	15.4%

Acquisition and other costs paid	3	4	(1)	(25.0%	)

Free cash flow	723	940	(217)	(23.1%	)

Business acquisitions	(139)	–	(139)	n.m.

Business dispositions	52	–	52	n.m.

Acquisition and other costs paid	(3)	(4)	1	25.0%

Other investing activities	(9)	(21)	12	57.1%

Increase (decrease) in notes payable	469	(357)	826	n.m.

Decrease in securitized trade receivables	–	(13)	13	100.0%

Issue of long-term debt	945	2,915	(1,970)	(67.6%	)

Repayment of long-term debt	(1,258)	(226)	(1,032)	n.m.

Issue of common shares	161	10	151	n.m.

Purchase of shares for settlement of share-based payments	(106)	(91)	(15)	(16.5%	)

Repurchase of preferred shares	(115)	–	(115)	n.m.

Cash dividends paid on common shares	(795)	(753)	(42)	(5.6%	)

Other financing activities	(28)	(17)	(11)	(64.7%	)

Net (decrease) increase in cash	(103)	1,683	(1,786)	n.m.

Net increase in cash equivalents	–	700	(700)	(100.0%	)

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the first quarter of 2022 decreased by $276 million, compared to the same period last year, mainly due to lower cash from working capital reflecting the timing of supplier payments, and higher interest paid, partly offset by higher adjusted EBITDA.

Free cash flow in the first quarter of 2022 decreased by $217 million, compared to the same period last year, mainly due to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by lower capital expenditures.

CAPITAL EXPENDITURES

	Q1 2022	Q1 2021	$ CHANGE	% CHANGE

Bell Wireless	248	286	38	13.3%

Capital intensity (1)	11.2%	13.6%		2.4 p	ts

Bell Wireline	681	707	26	3.7%

Capital intensity	22.6%	22.9%		0.3 p	ts

Bell Media	23	19	(4)	(21.1%	)

Capital intensity	2.8%	2.7%		(0.1) p	ts

BCE	952	1,012	60	5.9%

Capital intensity	16.3%	17.7%		1.4 p	ts

(1)	Capital intensity is defined as capital expenditures divided by operating revenues.

BCE capital expenditures of $952 million in Q1 2022 declined by 5.9% or $60 million, compared to the same period last year, corresponding to a capital intensity of 16.3%, down 1.4 pts over Q1 2021. The decline is mainly attributable to timing, as we are in the second year of our capex advancement program. The year-over-year decline reflected:

•

Lower capital spending in our wireless segment of $38 million in Q1 2022, compared to the same period last year, primarily due to slower pace of spending as we continued to focus on the deployment of our mobile 5G network

•

Reduced capital spending in our wireline segment of $26 million in Q1 2022, compared to the same period last year, mainly due to timing of spend and lower year-over-year investment in the buildout of our wireless-to-the-home (WTTH) network, which was essentially completed by the end of last year. Capital investments in our wireline segment were focused on the continued accelerated rollout of our fibre-to-the-home (FTTH) network to more homes and businesses.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  23

4 MD&A Financial and capital management

BUSINESS ACQUISITIONS

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and television services to consumers and businesses in Québec and parts of Ontario for a total cash consideration of $153 million ($139 million net of cash acquired).

BUSINESS DISPOSITIONS

On March 1, 2022, we completed the previously announced sale of our wholly-owned subsidiary Createch, for cash proceeds of $53 million.

DEBT INSTRUMENTS

2022

In the first quarter of 2022, we issued debt, net of repayments. This included:

•

$945 million issuance of long-term debt comprised of the issuance of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), partly offset by a $9 million discount on our debt issuance

•	$469 million issuance (net of repayments) of notes payable

Partly offset by:

•

$1,258 million repayment of long-term debt comprised of the early redemption of Series M-26 MTN debentures with a total principal amount of $1 billion in Canadian dollars, and net payments of leases and other debt of $258 million

2021

In the first quarter of 2020, we issued debt, net of issuances. This included:

•

$2,915 million issuance of long-term debt comprised of the issuance of Series M-54 and Series M-55 MTN debentures with total principal amounts of $1 billion and $550 million, respectively, and the issuance of Series US-3 and Series US-4 Notes with total principal amounts of $600 million and $500 million in U.S. dollars, respectively ($747 million and $623 million in Canadian dollars, respectively), partly offset by $5 million of discounts on our debt issuances

Partly offset by:

•	$357 million repayment (net of issuances) of notes payable

•	$226 million repayment of long-term debt comprised of net payments of leases and other debt

•	$13 million decrease in securitized trade receivables

ISSUANCE OF COMMON SHARES

The issuance of common shares in the first quarter of 2022 increased by $151 million, compared to the same period in 2021, due to a higher number of exercised stock options.

REPURCHASE OF PREFERRED SHARES

In Q1 2022, BCE redeemed its 4,600,000 issued and outstanding Series AO Preferred Shares for a total cost of $115 million.

CASH DIVIDENDS PAID ON COMMON SHARES

In the first quarter of 2022, cash dividends paid on common shares increased by $42 million compared to Q1 2021, due to a higher dividend paid in Q1 2022 of $0.8750 per common share compared to $0.8325 per common share in Q1 2021.

4.4	Post-employment benefit plans

For the three months ended March 31, 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $879 million, due to a higher actual discount rate of 4.3% at March 31, 2022, compared to 3.2% at December 31, 2021, partly offset by a loss on plan assets and an increase in the effect of the asset limit.

For the three months ended March 31, 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $1,565 million, due to a higher actual discount rate of 3.4% at March 31, 2021, as compared to 2.6% at December 31, 2020, partly offset by a lower-than-expected return on plan assets.

24  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

4.5	Financial risk management

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			MARCH 31, 2022		DECEMBER 31, 2021

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	62	63	66	67

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	23,552	23,897	23,729	26,354

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

March 31, 2022

Publicly-traded and privately-held investments (3)	Other non-current assets	186	26	–	160

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	348	–	348	–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–	(149)

Other	Other non-current assets and liabilities	113	–	176	(63)

December 31, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	183	24	–	159

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	279	–	279	–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–	(149)

Other	Other non-current assets and liabilities	122	–	185	(63)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in OCI from continuing operations in the statements of comprehensive income and are reclassified from Accumulated OCI to Deficit in the statements of financial position when realized.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other income in the income statements.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and certain foreign currency debt.

In Q1 2022, we entered into cross currency interest rate swaps with a total notional amount of $750 million in U.S. dollars ($954 million in Canadian dollars) to hedge the U.S. currency exposure of our U.S. Notes maturing in 2052. See section 4.1, Net debt, in this MD&A, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $3 million (loss of $41 million) recognized in net earnings at March 31, 2022 and a gain of $207 million (loss of $188 million) recognized in Other comprehensive income at March 31, 2022, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $6 million recognized in Other comprehensive income at March 31, 2022, with all other variables held constant.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  25

4 MD&A Financial and capital management

The following table provides further details on our outstanding foreign currency forward contracts and options as at March 31, 2022.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	950	CAD	1,199	2022	Commercial paper

Cash flow	USD	429	CAD	545	2022	Anticipated purchases

Cash flow	PHP	1,743	CAD	45	2022	Anticipated purchases

Cash flow	PHP	2,147	CAD	51	2023	Anticipated purchases

Cash flow	USD	595	CAD	732	2023	Anticipated purchases

Cash flow	USD	240	CAD	299	2024	Anticipated purchases

Cash flow – call options	USD	157	CAD	203	2022	Anticipated purchases

Cash flow – put options	USD	157	CAD	200	2022	Anticipated purchases

Economic	USD	39	CAD	48	2022	Anticipated purchases

Economic – put options	USD	219	CAD	270	2022	Anticipated purchases

Economic – call options	USD	113	CAD	134	2022	Anticipated purchases

Economic – call options	CAD	142	USD	113	2022	Anticipated purchases

Economic – options (1)	USD	135	CAD	164	2022	Anticipated purchases

Economic – options (1)	USD	95	CAD	115	2023	Anticipated purchases

Economic – call options	USD	120	CAD	146	2024	Anticipated purchases

(1)	Foreign currency options with a leverage provision and a profit cap limitation.

INTEREST RATE EXPOSURES

In Q1 2022, we entered into cross currency basis rate swaps with a notional amount of $63 million to hedge economically the basis rate exposure on future debt issuances. The fair value of these cross currency basis rate swaps at March 31, 2022 was nil.

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021, for the periods ending in 2026. The fair value of these leveraged interest rate options at March 31, 2022 and December 31, 2021 was a net liability of $1 million and $2 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A gain of $1 million for the three months ended March 31, 2022 relating to these leveraged interest rate options is recognized in Other income in the income statements.

A 1% increase (decrease) in interest rates would result in a loss of $17 million and a (gain of $19 million) recognized in net earnings at March 31, 2022, with all other variables held constant.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at March 31, 2022 and December 31, 2021 was a net asset of $112 million and $130 million, respectively, recognized in Other current assets, Trade payables and other liabilities and Other non-current assets in the statements of financial position. A gain of $75 million for the three months ended March 31, 2022, relating to these equity forward contracts is recognized in Other income in the income statements.

A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $38 million recognized in net earnings at March 31, 2022, with all other variables held constant.

4.6	Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2021 Annual MD&A.

4.7	Liquidity

This section contains forward-looking statements, including relating to the expectation that our available liquidity (1), which is comprised of cash and cash equivalents and amounts available under our securitized trade receivable program and our committed bank credit facilities, will be sufficient to meet our cash requirements for the remainder of 2022. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

AVAILABLE LIQUIDITY

Total available liquidity at March 31, 2022 was $2.8 billion, comprised of $104 million in cash, $400 million available under our securitized trade receivable program and $2.3 billion available under our $3.5 billion committed bank credit facilities (given $1.2 billion of commercial paper outstanding).

We expect our available liquidity to be sufficient to meet our cash requirements for the remainder of 2022, including for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, and other cash requirements.

We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate available liquidity.

(1)	Available liquidity is a non-GAAP financial measure. Refer to section 9.1, Non-GAAP financial measures in this MD&A for more information on this measure.

26  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

COMMITMENTS (OFF-BALANCE SHEET)

The following table provides an update at March 31, 2022 of our commitments (off-balance sheet) that are due in 2022 and in each of the next four years and thereafter, that were described in the summary of our contractual obligations set out in section 6.7, Liquidity of the BCE 2021 Annual MD&A.

	2022	2023	2024	2025	2026	THEREAFTER	TOTAL

Commitments for property, plant and equipment and intangible assets	1,102	1,301	734	491	354	1,035	5,017

Purchase obligations	424	455	342	297	373	392	2,283

Leases committed not yet commenced	7	3	6	–	–	–	16

Total	1,533	1,759	1,082	788	727	1,427	7,316

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include OOH advertising spaces, fibre use and real estate. These leases are non-cancellable.

4.8	Litigation

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following is an update to the legal proceedings described in the BCE 2021 AIF under section 8, Legal proceedings.

CLASS ACTION AND PURPORTED CLASS ACTION CONCERNING ROUNDING-UP OF MINUTES

On May 3, 2022, the Ontario Superior Court dismissed the purported class action initially filed on July 25, 2008 pursuant to the Class Proceedings Act (Ontario) against BCE Inc. on behalf of all its residential long distance customers in Canada who, since July 2002, have had their call times rounded up to the next full minute for billing purposes. Accordingly, this legal proceeding is now concluded.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  27

5 MD&A Quarterly financial information

5	Quarterly financial information

BCE’s Q1 2022 Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on May 4, 2022.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2022	2021				2020

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenues

Service	5,177	5,243	5,099	5,040	4,968	5,090	4,924	4,800

Product	673	966	737	658	738	1,012	863	554

Total operating revenues	5,850	6,209	5,836	5,698	5,706	6,102	5,787	5,354

Adjusted EBITDA	2,584	2,430	2,558	2,476	2,429	2,404	2,454	2,331

Severance, acquisition and other costs	(13)	(63)	(50)	(7)	(89)	(52)	(26)	(22)

Depreciation	(891)	(925)	(902)	(905)	(895)	(872)	(876)	(869)

Amortization	(260)	(251)	(245)	(248)	(238)	(233)	(232)	(234)

Net earnings from continuing operations	934	658	813	734	687	721	734	290

Net earnings from discontinued operations	–	–	–	–	–	211	6	4

Net earnings	934	658	813	734	687	932	740	294

Net earnings from continuing operations attributable to common shareholders	877	625	757	685	642	678	686	233

Net earnings attributable to common shareholders	877	625	757	685	642	889	692	237

EPS – basic and diluted

Continuing operations	0.96	0.69	0.83	0.76	0.71	0.75	0.76	0.26

Discontinued operations	–	–	–	–	–	0.23	0.01	–

EPS – basic and diluted	0.96	0.69	0.83	0.76	0.71	0.98	0.77	0.26

Weighted average number of common shares outstanding – basic (millions)	910.1	908.8	906.9	905.0	904.5	904.4	904.3	904.3

28  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

6 MD&A Regulatory environment

6	Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2021 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment.

TELECOMMUNICATIONS ACT

REVIEW OF MOBILE WIRELESS SERVICES

Further to the CRTC’s April 15, 2021 decision in respect of the regulatory framework for mobile wireless services, on July 14, 2021 Bell Mobility Inc. (Bell Mobility) , Rogers Communications Canada Inc. (Rogers), Telus Communications Inc. (Telus) and Saskatchewan Telecommunications filed proposed tariff terms and conditions for the mandated mobile virtual network operator (MVNO) access service and Bell Mobility, Rogers and Telus filed proposed amendments to their mandated roaming tariffs to reflect the CRTC’s determinations. On April 6, 2022, the CRTC issued a decision on the mandated roaming tariffs in which it directed Bell Mobility, Rogers and Telus to make specified changes to their tariffs by April 21, 2022, for CRTC approval. The CRTC’s review process for the proposed MVNO tariffs and amendments is also ongoing.

Further to the release of the CRTC’s April 15, 2021 decision, a petition was brought by DOT Mobile before Cabinet to eliminate eligibility requirements for mandated MVNO access and establish tariffed rates for the service. On April 14, 2022, Cabinet issued its decision to deny the petition, allowing the CRTC’s decision to stand.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  29

7 MD&A Business risks

7	Business risks

The following is an update to the risk factors described in the BCE 2021 Annual MD&A under section 9, Business risks and the other sections of the BCE 2021 Annual MD&A referred to therein.

UPDATE TO THE DESCRIPTION OF BUSINESS RISKS

COVID-19 PANDEMIC AND ASSOCIATED GENERAL ECONOMIC CONDITIONS

During the first quarter of 2022, the unfavourable effects of the COVID-19 pandemic on our financial and operating performance continued to moderate due to our operational execution and easing of government restrictions during the quarter. However, due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible further resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods, including, among others, as a result of global supply chain challenges adversely affecting our wireless and wireline product revenues. The extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the development and timely distribution of effective vaccines and treatments, vaccination hesitancy and the number of individuals who choose to remain unvaccinated, the time required to achieve broad immunity, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, and the actions required to contain the coronavirus or remedy its impacts, among others.

GEOPOLITICAL EVENTS, INCLUDING THE CONFLICT BETWEEN RUSSIA AND UKRAINE

Geopolitical events, in particular the conflict between Russia and Ukraine, could have an adverse impact on our business or future financial results and related assumptions, the extent of which is difficult to predict. This conflict, and the economic sanctions imposed or to be imposed as a result thereof, could give rise to new risks and exacerbate pre-existing risk factors, given that they could adversely impact the global economy and cause increased financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, increased inflationary pressures limiting consumer and business spending and increasing our operating costs, increased disruptions in our supply chain and increased information security threats. The extent to which the conflict between Russia and Ukraine could impact us will depend on events that are difficult to predict, including the duration and extent of escalation of hostilities as well as the international response to the crisis.

30  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

8 MD&A Accounting policies

8	Accounting policies

BCE’s Q1 2022 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 4, 2022. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2021, except as noted below. BCE’s Q1 2022 Financial Statements do not include all of the notes required in the annual financial statements.

ADOPTION OF AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2022, we adopted the following amendments to accounting standards issued by the IASB.

STANDARD	DESCRIPTION	IMPACT

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	These amendments did not have a significant impact on our financial statements.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments and clarification to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows)	In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.	We are currently assessing the impact of this IFRIC agenda decision on our financial statements.	As permitted by the IASB, application of this IFRIC agenda decision is expected in the second quarter of 2022.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  31

9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

9	Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures;

•	Non-GAAP ratios;

•	Total of segments measures;

•	Capital management measures; and

•	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to if the supplementary financial measures’ labelling is not sufficiently descriptive.

9.1	Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most comparable IFRS financial measures.

ADJUSTED NET EARNINGS

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q1 2022	Q1 2021

Net earnings attributable to common shareholders	877	642

Reconciling items:

Severance, acquisition and other costs	13	89

Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans	(75)	(60)

Net gains on investments	(37)	–

Early debt redemption costs	18	53

Impairment of assets	2	3

Income taxes for the above reconciling items	13	(23)

Adjusted net earnings	811	704

32  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

ADJUSTED NET INTEREST EXPENSE

The term adjusted net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see section 9.4 – Capital management measures. We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following table is a reconciliation of net interest expense to adjusted net interest expense on a consolidated basis.

	Q1 2022	Q1 2021

Net interest expense (three months ended March 31, 2022 and 2021, respectively)	258	263

Net interest expense (year ended December 31, 2021 and 2020, respectively)	1,063	1,087

Net interest expense (three months ended March 31, 2021 and 2020, respectively)	(263)	(270)

12-month trailing net interest expense (ended March 31, 2022 and 2021, respectively)	1,058	1,080

50% of net earnings attributable to preferred shareholders (three months ended March 31, 2022 and 2021, respectively)	17	16

50% of net earnings attributable to preferred shareholders (year ended December 31, 2021 and 2020, respectively)	66	68

50% of net earnings attributable to preferred shareholders (three months ended March 31, 2021 and 2020, respectively)	(16)	(19)

50% of 12-month trailing net earnings attributable to preferred shareholders (ended March 31, 2022 and 2021, respectively)	67	65

Adjusted net interest expense for the twelve months ended March 31, 2022 and 2021, respectively	1,125	1,145

AVAILABLE LIQUIDITY

The term available liquidity does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define available liquidity as cash, cash equivalents and amounts available under our securitized trade receivable program and our committed bank credit facilities.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	MARCH 31, 2022	DECEMBER 31, 2021

Cash	104	207

Amounts available under our securitized trade receivables program (1)	400	400

Amounts available under our committed bank credit facilities (2)	2,314	2,789

Available liquidity	2,818	3,396

(1)

At March 31, 2022 and December 31, 2021, $400 million was available under our securitized trade receivables program, under which we borrowed $900 million as at March 31, 2022 and December 31, 2021. Loans secured by trade receivables are included in Debt due within one year in our consolidated financial statements.

(2)

At March 31, 2022 and December 31, 2021, respectively, $2,314 million and $2,789 million were available under our committed bank credit facilities, given outstanding commercial paper of $949 million in U.S. dollars ($1,186 million in Canadian dollars) and $561 million in U.S. dollars ($711 million in Canadian dollars) as at March 31, 2022 and December 31, 2021, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

FREE CASH FLOW AND EXCESS FREE CASH FLOW

The terms free cash flow and excess free cash flow do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define excess free cash flow as free cash flow less dividends paid on common shares.

We consider free cash flow and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  33

9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow and excess free cash flow on a consolidated basis.

	Q1 2022	Q1 2021

Cash flows from operating activities	1,716	1,992

Capital expenditures	(952)	(1,012)

Cash dividends paid on preferred shares	(33)	(31)

Cash dividends paid by subsidiaries to NCI	(11)	(13)

Acquisition and other costs paid	3	4

Free cash flow	723	940

Dividends paid on common shares	(795)	(753)

Excess free cash flow	(72)	187

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	MARCH 31, 2022	DECEMBER 31, 2021

Long-term debt	26,877	27,048

Debt due within one year	3,082	2,625

50% of outstanding preferred shares	1,943	2,002

Cash	(104)	(207)

Net debt	31,798	31,468

9.2	Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

ADJUSTED EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 9.1 – Non-GAAP financial measures.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

DIVIDEND PAYOUT RATIO

The term dividend payout ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. Free cash flow is a non-GAAP financial measure. For further details on free cash flow, see section 9.1 – Non-GAAP financial measures.

34  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

9.3	Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

ADJUSTED EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

	Q1 2022	Q1 2021

Net earnings	934	687

Severance, acquisition and other costs	13	89

Depreciation	891	895

Amortization	260	238

Finance costs

Interest expense	260	267

Net (return) interest on post-employment benefit plans	(18)	5

Impairment of assets	2	3

Other income	(93)	(8)

Income taxes	335	253

Adjusted EBITDA	2,584	2,429

9.4	Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

ADJUSTED EBITDA TO ADJUSTED NET INTEREST EXPENSE RATIO

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see section 9.1, Non-GAAP financial measures.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

NET DEBT LEVERAGE RATIO

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 9.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

9.5	Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to if the supplementary financial measures’ labelling is not sufficiently descriptive.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  35

9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

9.6	KPIs

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION

Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

ARPU	Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.

Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

• Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
• Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

36  |  BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT

10 MD&A Controls and procedures

10	Controls and procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE INC. 2022 FIRST QUARTER SHAREHOLDER REPORT  |  37